

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

<u>Via U.S. Mail</u>

Mr. Zhang Hui
Chairman and President
Compass Acquisition Corporation
c/o Law Offices of Daniel H. Luciano
242A West Valley Brook Road
Califon, NJ 07830

> **RE:** **Compass Acquisition Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on June 10, 2010 and amended on**
> **August 16, 2010, September 21, 2010, and September 29, 2010**
> **File No. 000-52347**

Dear Mr. Hui:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc: <u>Via facsimile to 847-556-1456</u>
Daniel H. Luciano, Esq.